IZEA, INC.

February 17, 2012

VIA EDGAR

Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Mr. Larry Spirgel
Assistant Director

Re:	IZEA, Inc. Registration Statement on Form S-1 File No. 333-177906

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IZEA, Inc. (the “Company”) respectfully requests the withdrawal of its registration statement on Form S-1 (File No. 333-177906), filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2011, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because current market conditions make proceeding with this offering unattractive. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please send a copy of such order to Harvey Kesner, counsel to the Company, at the following fax number: (212) 930-9725. In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Harvey Kesner at (212) 930-9700.

IZEA, Inc.

By:	/s/ Edward Murphy
Name:	Edward Murphy
Title:	Chief Executive Officer